Exhibit 99.3

Webuy Global Reports Higher Gross Margins Amid Strategic Business Shift in First Half of 2025

Singapore – October 29, 2025 – Webuy Global Ltd (Nasdaq: WBUY) (“Webuy” or the “Company”), a Southeast Asian community e-commerce retailer, today provided a business update and announced its interim financial results for the six months ended June 30, 2025.

Vincent Xue Bin, Chief Executive Officer and Co-Founder of Webuy, stated, “I am pleased to report that, despite a challenging environment, we sustained momentum in our higher-margin businesses during the first half of 2025. Revenue for the six months ended June 30, 2025 was $9.1 million, compared to $28.2 million in the prior-year period. The decline was mainly due to the planned scale-down of our grocery operations in Singapore and Indonesia to reduce operating losses, resulting in a 97.5% decrease in Indonesian grocery sales and a 63.3% decrease in Singapore grocery sales. These reductions were partially offset by robust growth in our travel segment, with Indonesian packaged-tour sales rising 438.9% to $1.7 million, supported by expanded offerings and stronger market demand.”

“Gross profit for the period was approximately $1.14 million, compared to $2.58 million a year ago. Although gross profit declined in absolute terms, gross margin improved to 12.46% from 9.15%, reflecting our strategic focus on higher-margin businesses and the scaling back of lower-margin operations.”

“We expect stronger performance in the second half of 2025, underscored by our success at the NATAS Fair 2025 this past August, where we achieved $4.0 million in sales over just three days. This momentum highlights the resilience of our business model and the growth potential of our travel segment. We remain encouraged by our long-term outlook and are confident that our social e-commerce platform and group leader sales model continue to provide a scalable, cost-effective foundation to deliver sustainable returns for our shareholders.”

Financial Results

Total revenue decreased by 67.6% to approximately $9.1 million for the six months ended June 30, 2025, compared to approximately $28.2 million for the same period in 2024. This growth was primarily driven by a decrease in grocery sales in Indonesia and Singapore.

Gross profit reduced by 55.9% to approximately $1.4 million for the first six months of 2025, up from approximately $2.6 million during the same period in 2024. Gross profit margin was approximately 12.46% and 9.15% for the six months ended June 30, 2025 and 2024, respectively. The increase in gross margin was primarily due to our strategic focus on higher-margin businesses and the scaling down of lower-margin operations.

For the six months ended June 30, 2025, the Company reported a net loss of approximately $7.7 million, compared to the net loss of approximately $2.9 million in the same period of 2024. This increase in net loss was primarily due to an increase in expected credit loss of approximately $4.67 million.

About Webuy Global Ltd

The Company’s mission is to make social shopping a new lifestyle for consumers and to empower consumers’ purchases with an efficient, cost-saving purchasing model. Webuy is committed to developing a community-oriented e-commerce platform in the Southeast Asia region and transforming the e-commerce model into a community-driven experience for consumers.

The Company’s innovative ‘group buy’ business model is set to revolutionize traditional shopping practices, offering substantial cost savings to customers through a community-centric approach. This approach, akin to group purchases and bulk orders, simplifies the process for customers, eliminating the need for individual bulk purchases. Furthermore, the business model streamlines the traditional supply chain by minimizing the involvement of intermediaries, thereby offering a more direct “farm-to-table” supply model. Additional information about the Company is available at http://webuy.global/

Forward-Looking Statements

This press release contains forward-looking statements regarding the Company’s current expectations. These forward-looking statements include, without limitation, references to the Company’s expectations regarding the anticipated use of net proceeds from the offering. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, risks and uncertainties related to the satisfaction of customary closing conditions related to the public offering, or factors that result in changes to the Company’s anticipated use of proceeds. These and other risks and uncertainties are described more fully in the section captioned “Risk Factors” in the Company’s Registration Statement on Form S-1 related to the public offering (SEC File No. File No. 333-271604). Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

Contact:

WEBUY GLOBAL LTD.

Email: ir@webuy.global